Exemption number: 82 4639

KGHM Polska Miedź S.A.

SUPPL

02 MAY 15 ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Investor Relations	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*
	Announcement also provided to required statutory authorities		
		Date:	*15 May 2002*
		...uding this one):	

PROCESSED
MAY 2 9 2002
THOMSON FINANCIAL

Current report 30/2002 02034106

The Management Board of KGHM Polska Miedź S.A. announces that on 15 May 2002 a transaction was entered into between KGHM Polska Miedź S.A. and Telefonia Dialog S.A. (a subsidiary of the Company) for the purchase of 50 ordinary bonds of Telefonia Dialog S.A. having a maturity of 30 September 2002 and a value of USD 5 000 thousand (the equivalent of PLN 20 580 thousand).
The bonds bear an interest rate of LIBOR + 1.2 %.
The purchase of these bonds was financed by the Company with funds drawn from the Two-Currency Revolving Line of Syndicated Credit of PLN 915 000 thousand and USD 43 500 thousand, entered into on 19 December 2001 (current report 75/2001 dated 19 December 2001) between KGHM Polska Miedź S.A. and Bank Polska Kasa Opieki S.A., as well as other banks comprising the consortium.

dle 5/21

Legal basis:
(§5, section 1, point 8 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Grzegorz Kubacki

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	***Phone:*** ***Fax:***	***1 202 94 22 990*** ***1 202 94 29 624***
Contact name:	**Wojciech Marciniak** **Director, Investor Relations**	***Phone:*** ***Fax:***	***(48 76) 84 78 280*** ***(48 76) 84 78 205***

Announcement also provided to required statutory authorities

Date: 15 May 2002

Number of pages (including this one): 19

In accordance with §57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, item 1569 and from 2002 - No 39, item 280, the Board of Management of KGHM Polska Miedź S.A. hereby provides the consolidated quarterly report for the 1st quarter of 2002.

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	1st quarter accrued/2002 period from 1 January 2002 to 31 March 2002	1st quarter accrued/2001 period from 1 January 2001 to 31 March 2001	1st quarter accrued/2002 period from 1 January 2002 to 31 March 2002	1st quarter accrued/2001 period from 1 January 2001 to 31 March 2001
I. Net revenue from the sale of products, goods and materials	1 258 853	1 304 309	348 471	350 244
II. Operating profit (loss)	50 335	98 711	13 934	26 507
III. Profit (loss) before taxation	45 019	69 183	12 462	18 578
IV. Net profit (loss)	2 940	36 274	814	9 741
V.Net cash flow from operations	(23 638)	18 902	(6 543)	5 076
VI. Net cash flow from investing activities	(145 966)	(439 879)	(40 406)	(118 120)
VII. Net cash flow from financing activities	160 879	488 906	44 534	131 285
VIII. Total net cash flow	(8 725)	67 929	(2 415)	18 241
IX. Total assets	8 079 506	7 787 641	2 242 065	2 153 066
X. Liabilities and provisions for liabilities	4 855 908	3 576 296	1 347 516	988 746
XI. Long term liabilities	259 442	299 294	71 995	82 746
XII. Short term liabilities	3 246 082	2 036 880	900 789	563 141
XIII. Shareholders' funds	3 204 786	4 190 812	889 329	1 158 643
XIV. Share capital	2 000 000	2 000 000	555 001	552 944
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	0.01	0.18	0.00	0.05
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	16.02	20.95	4.45	5.79
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

Court of record of incorporation and registration number:
Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego
Nr KRS 23302
President of the Management Board: Stanisław Speczik,
Vice-Presidents of the Management Board: Stanisław Slewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek
Share capital: PLN 2 000 000 000 (two thousand million)

EXEMPTION NUMBER: 82 4639

(in ' 000 PLN)

CONSOLIDATED BALANCE SHEET	as at 31 March 2002 end of quarter	as at 31 December 2001 end of prior quarter	as at 31 March 2001 end of quarter	as at 31 December 2000 end of prior quarter
ASSETS				
I. Fixed Assets	**5 904 339**	**5 869 654**	**5 649 633**	**5 499 272**
1. Intangible fixed assets, of which:	40 787	43 796	54 368	59 322
- goodwill	2 219	2 285	2 902	2 551
2. Goodwill of subordinated entities			118 091	122 883
3. Tangible fixed assets	4 516 110	4 522 046	3 995 826	3 923 555
4. Long term debtors	3 889	3 898	9 265	9 442
4.1. From related entities				133
4.2. From other entities	3 889	3 898	9 265	9 309
5. Long term investments	615 833	619 799	548 704	471 915
5.1. Real estate	5 068			
5.2. Intangible fixed assets				
5.3. Long term financial assets	610 765	619 799	548 704	471 915
a) in related entities, of which:	32 712	43 152	42 831	43 673
-shares in subordinated entities valued by the equity method	32 705	43 145	42 824	43 666
- shares in subsidiaries and co-subsidiary entities not subject to consolidation				
b) in other entities	578 053	576 647	505 873	428 242
5.4. Other long term investments				
6. Long term prepayments	727 720	680 115	923 379	912 155
6.1. Deferred tax asset	201 465	154 805	175 287	164 620
6.2. Other prepayments	526 255	525 310	748 092	747 535
II. Current assets	**2 175 167**	**1 990 503**	**2 138 008**	**2 065 183**
1. Inventory	1 024 082	998 836	981 164	903 122
2. Short term debtors	645 366	579 680	520 183	648 425
2.1. From related entities	1 174	1 224	3 470	14 258
2.2. From other entities	644 192	578 456	516 713	634 167
3. Short term investments	372 053	322 698	501 755	424 248
3.1 Short term financial assets	372 053	322 698	501 755	423 631
a) in related entities	931	389	500	
b) in other entities	243 265	185 727	254 564	244 869
c) cash and cash equivalents	127 857	136 582	246 691	178 762
3.2. Other short term investments				617
4. Short term prepayments	133 666	89 289	134 906	89 388
Total assets	**8 079 506**	**7 860 157**	**7 787 641**	**7 564 455**
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholder's Funds	**3 204 786**	**3 220 996**	**4 190 812**	**4 149 850**
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares				
4. Reserve capital	1 403 203	1 425 055	979 989	1 035 480
5. Revaluation reserve capital	712 732	741 854	753 466	735 815
6. Other reserve capital	510	510	510	414
7. Exchange rate differences arising from subordinated entities	19 937	17 755	19 544	21 383
a. positive differences	19 937	17 755	19 544	21 383
b. negative differences				
8. Profit (loss) from prior years	(934 536)	(180 889)	401 029	(143 873)
9. Net profit (loss)	2 940	(783 289)	36 274	500 631
10. Write-off of net profit in the financial year				
II. Minority interest	17 960	15 447	18 240	23 237
III. Negative goodwill of subordinated entities	852	1 216	2 293	2 653

EXEMPTION NUMBER: 82 4639

IV. Liabilities and provisions for liabilities	**4 855 908**	**4 622 498**	**3 576 296**	**3 388 715**
1. Provisions for liabilities	1 188 959	1 158 202	912 275	931 038
1.1. Provision for deferred income tax	123 789	100 806	68 592	87 871
1.2. Provision for retirement and related benefits	693 473	696 434	530 869	531 135
a) long term	638 566	641 230	481 444	470 233
b) short term	54 907	55 204	49 425	60 902
1.3. Other provisions	371 697	360 962	312 814	312 032
a) long term	268 241	261 762	231 717	225 608
b) short term	103 456	99 200	81 097	86 424
2. Long term liabilities	259 442	253 877	299 294	321 248
2.1. Toward related entities				
2.2. Toward other entities	259 442	253 877	299 294	321 248
3. Short term liabilities	3 246 082	3 136 781	2 036 880	1 932 791
3.1. Toward related entities	24 836	22 226	16 076	25 181
3.2. Toward other entities	3 113 536	3 058 542	1 919 016	1 854 934
3.3. Special funds	107 710	56 013	101 788	52 676
4. Accruals and deferred income	161 425	73 638	327 847	203 638
4.1. Negative goodwill				
4.2. Other accruals and deferred income	161 425	73 638	327 847	203 638
a) long term	2 600	2 692	3 007	2 927
b) short term	158 825	70 946	324 840	200 711
Total shareholders' funds and liabilities	**8 079 506**	**7 860 157**	**7 787 641**	**7 564 455**

Book value	**3 204 786**	**3 220 996**	**4 190 812**	**4 149 850**
Shares outstanding	**200 000 000**	**200 000 000**	**200 000 000**	**200 000 000**
Net assets per share (in PLN)	**16.02**	**16.10**	**20.95**	**20.75**
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

(in 000PLN)

OFF-BALANCE SHEET ITEMS	as at 31 March 2002 end of quarter	as at 31 December 2001 end of prior quarter	as at 31 March 2001 end of quarter	as at 31 December 2000 end of prior quarter
1. Contingent debtors	**74 825**	**74 831**	**60 113**	**63 433**
1.1. From related entities (due to)				
- received guarantees and securities				
1.2. From other entities (due to)	74 825	74 831	60 113	63 433
- received guarantees and securities	4 273	4 530	1 738	5 213
- contested State budget issues	52 938	52 520	44 369	44 369
- bills of exchange payable	14 490	14 566	10 791	10 636
- other	3 124	3 215	3 215	3 215
2. Contingent liabilities	**17 014**	**21 558**	**576 433**	**306 259**
2.1. Toward related entities (due to)	16 166	19 666	574 007	305 697
- granted guarantees and securities	16 166	19 666	574 007	305 697
2.2. Toward other entities (due to)	848	1 892	2 426	562
- granted guarantees and securities	848	1 892	2 426	562
3. Other (due to)	**455 097**	**301 783**	**634 938**	**665 498**
- liabilities on bills of exchange	138 415	39 286	27 090	26 824
- contingent penalties	121	316	283	7 439
- perpetual usufruct of land	199 379	197 054	180 776	179 006
- liabilities connected with the investment in CONGO			71 586	72 340
- liabilities due to rationalisation and R&D work, and other unrealised agreements	27 833	22 976	63 642	66 824
- rights of recourse by the PSE and TEL ENERGO towards KGHM due to loan guarantee granted to subsidiary of KGHM - Telefonia Dialog S.A.			271 275	289 080
- contested State budget liabilities	50 482			
- other unresolved and disputed issues	38 867	42 151	20 286	23 985
Total Off-Balance Sheet Items	**546 936**	**398 172**	**1 271 484**	**1 035 190**

EXEMPTION NUMBER: 82 4639

(in '000 PLN)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	1st quarter/2002 period from 1 January 2002 to 31 March 2002	1st quarter/2001 period from 1 January 2001 to 31 March 2001
I. Net revenue from the sale of products, goods and materials, of which:	**1 258 853**	**1 304 309**
-from related entities	3 265	929
1. Net revenue from the sale of products	1 224 582	1 245 112
2. Net revenue from the sale of goods and materials	34 271	59 197
II. Cost of sale of products, goods and materials, of which:	**(1 037 734)**	**(997 695)**
-from related entities	(4 186)	(719)
1. Cost of manufactured products sold	(1 009 781)	(946 503)
2. Cost of goods and materials sold	(27 953)	(51 192)
III. Gross profit (I-II)	**221 119**	**306 614**
IV. Selling costs	(20 938)	(22 316)
V. General administrative costs	(142 171)	(163 314)
VI. Profit from sales (III-IV-V)	**58 010**	**120 984**
VII. Other operating income	12 128	11 054
1. Profit from disposal of non-financial fixed assets	478	393
2. Subsidies	99	80
3. Other operating income	11 551	10 581
VIII. Other operating costs	(19 803)	(33 327)
1. Loss from disposal of non-financial fixed assets	(25)	
2. Revaluation of non-financial assets	(938)	(474)
3. Other operating costs	(18 840)	(32 853)
IX. Operating profit (loss) (VI+VII-VIII)	**50 335**	**98 711**
X. Financial income	132 950	209 707
1. Dividends and share in profit, of which:		2
-from related entities		
2. Interest, of which:	8 832	9 990
-from related entities	267	2 357
3. Profit from the disposal of investments	6 866	3 802
4. Revaluation of investments	106 735	147 988
5. Other	10 517	47 925
XI. Financial costs	(134 170)	(233 151)
1. Interest, of which:	(42 558)	(33 711)
-for related entities	(229)	(166)
2. Loss from the disposal of investments		(4 885)
3. Revaluation of investments	(75 215)	(192 217)
4. Other	(16 397)	(2 338)
XII. Profit (loss) on the sale of all or some shares in subordinated entities		
XIII. Profit (loss) before extraordinary items and taxation (IX+X-XI+/-XII)	**49 115**	**75 267**
XIV. Result on extraordinary items (XIV.1.-XIV.2.)	**(4 460)**	**(107)**
1. Extraordinary gains	478	531
2. Extraordinary losses	(4 938)	(638)
XV. Write-off of goodwill of subordinated entities		(6 337)
XVI. Write-off of negative goodwill of subordinated entities	364	360
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	**45 019**	**69 183**
XVIII. Taxation	(42 829)	(33 855)
a) current taxation	(54 397)	(62 170)
b) deferred taxation	11 568	28 315
XIX. Other obligatory deductions from profit (loss increase)	(602)	
XX. Share in net profit (loss) of subordinated entities valued by the equity method	1 673	893
XXI. Minorities profit	(321)	53
XXII. Net profit (loss) (XIV-XV-XVI+/-XVII)	**2 940**	**36 274**

Net profit (loss) (annualised)	**(816 623)**	
Weighted average number of ordinary shares	**200 000 000**	**200 000 000**
Net profit (loss) per share (in PLN)	**(4.08)**	
Weighted average diluted number of ordinary shares		
Diluted profit (loss) per ordinary share (in PLN)		

no data concerning net profit (loss) (annualised) from 1.04.2000 to 31.03.2001

EXEMPTION NUMBER: 82 4639

(in ' 000 PLN)

DESCRIPTION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' FUNDS	1st quarter/2002 period from 1 January 2002 to 31 March 2002	1st quarter/2001 period from 1 January 2001 to 31 March 2001
I. Shareholders' funds - beginning of the period	3 124 853	4 108 292
a) changes of accounting policies	96 143	41 558
b) corrections due to error		
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 220 996	4 149 850
1. Share capital - beginning of the period	2 000 000	2 000 000
1.1. Changes in share capital		
a) increase, due to:		
- issuance of shares		
b) decrease, due to:		
- redemption of shares		
1.2. Share capital - end of the period	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period		
2.1. Changes in called up capital not paid		
a) increase (due to)		
b) decrease (due to)		
2.2. Called up capital not paid - end of the period		
3.Own shares - beginning of the period		
3.1. Changes in own shares		
a) increase, due to:		
b) decrease, due to:		
3.2. Own shares - end of the period		
4. Reserve capital - beginning of the period	1 425 055	1 035 480
4.1. Changes in reserve capital	(21 852)	(55 491)
a) increase, due to:	121 834	35 129
- issuance of shares over nominal value		
- from profit distribution (statutory)		91
- from profit distribution (over statutorily-required minimum value)	3 206	4 353
- consolidation adjustments (including due to permanent loss in value of shares)	101 203	21 741
- transfer from revaluation reserve capital	634	1 980
- share in change in associates' capital	2 603	1 883
- other	14 188	5 081
b) decrease, due to:	(143 686)	(90 620)
- coverage of losses		
- consolidation adjustments	(16 477)	(18 996)
- share in change in associates' capital	(1 112)	(63 410)
- write-off of goodwill from prior years	(125 347)	(2 681)
- other	(750)	(5 533)
4.2. Reserve capital - end of the period	1 403 203	979 989
5. Revaluation reserve capital - beginning of the period	736 046	735 815
5.1. Changes in revaluation reserve capital	(23 314)	17 651
a) increase, due to:	43 020	25 883
- settlement of derivative instruments	15 018	
- revaluation of hedging transactions, in the effective part	11 111	23 542
- creation of a tax assets	11 080	2 316
- other increases	5 811	25
b) decrease, due to:	(66 334)	(8 232)
- disposal of fixed assets		
- revaluation of hedging transactions, in the effective part	(65 700)	(4 277)
- sale of shares of entities purchased prior to 1.01.1995	(634)	(2 017)
- other decreases		(1 938)
5.2. Revaluation reserve capital - end of the period	712 732	753 466
6. Other reserve capital - beginning of the period	510	510
6.1. Changes in other reserve capital		
a) increase, due to:		
b) decrease, due to:		
6.2. Other reserve capital - end of the period	510	510
7. Exchange rate differences arising from subordinated entities	19 937	19 544
8. Retained profit (uncovered losses) from prior years - beginning of the period	(1 054 513)	303 612

8.1. Retained profit from prior years - beginning of the period	**57 425**	**713 594**
a) changes to accounting methodology (policies)	96 653	41 558
b) corrections due to error		
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	**154 078**	**755 152**
a) increase, due to:	1 528	
-distribution of profit from prior years		
- consolidation adjustments	1 528	
b) decrease, due to:	(58 224)	(37 878)
- coverage of loss from prior years	(14 837)	(3 227)
- increase of reserve capital	(3 158)	(4 443)
- increase of other reserve capital		(96)
- dividend payment	(2 604)	(5 657)
- consolidation adjustments (including due to permanent loss in value of shares)	(31 817)	(24 455)
- other decreases	(5 808)	
8.3. Retained profit from prior years - end of the period	**97 382**	**717 274**
8.4. Uncovered losses from prior years - beginning of the period	**1 111 938**	**409 982**
a) changes to accounting methodology (policies)	510	
b) corrections due to error		
8.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	**1 112 448**	409 982
a) increase, due to:	118 025	
- transfer of losses from prior years to be covered		
- changes to accounting methodology	117 977	
- consolidation adjustments	48	
b) decrease, due to:	(198 555)	(93 737)
- coverage of loss from profit distribution	(15 010)	(1 837)
- consolidation adjustments	(165 395)	(90 510)
- other decreases	(18 150)	(1 390)
8.6. Uncovered losses from prior years - end of the period	**1 031 918**	**316 245**
8.7. Retained profit (uncovered losses) from prior years - end of the period	**(934 536)**	**401 029**
9. Net result	**2 940**	**36 274**
a) net profit	2 940	36 274
b) net loss		
c) write-off from profit		
II. Shareholders' funds - end of the period	**3 204 786**	**4 190 812**
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of losses)	3 204 786	3 965 645

EXEMPTION NUMBER: 82 4639

(in '000 PLN)

CONSOLIDATED STATEMENT OF CASH FLOWS	1st quarter/2002 period from 1 January 2002 to 31 March 2002	1st quarter/2001 period from 1 January 2001 to 31 March 2001
A. Cash flow from operations - indirect method		
I. Net profit (loss)	2 940	36 274
II. Total adjustments	(23 920)	(17 372)
1. Minority profits (losses)	321	(53)
2. Share in net profit (loss) of subordinated entities valued by the equity method	(1 673)	(893)
3. Depreciation, of which:	115 555	119 626
- write-off of goodwill of subordinated entities or negative goodwill of subordinated entities	(364)	5 977
4. (Profit) loss on exchange rate differences	46 552	(36 087)
5. Interest and share in profits (dividends)	29 983	17 423
6. (Profit) loss on investing activities	(2 849)	2 090
7. Change in provisions	30 756	(18 753)
8. Change in inventories	(25 246)	(77 948)
9. Change in debtors	(69 726)	278 985
10. Change in short term liabilities, excluding loans and credit	(73 933)	(351 460)
11. Change in prepayments and accruals	(676)	38 963
12. Other adjustments	(72 984)	10 735
III. Net cash flow from operations (I+/-II)	(20 980)	18 902
B. Cash flow from investing activities		
I. Inflow	493 102	1 357 301
1. The disposal of intangible assets and tangible fixed assets	1 267	2 957
2. The disposal of investments in real estate and intangible assets		
3. From financial assets, of which:	490 737	1 354 344
a) in related entities	7 590	45
- the disposal of financial assets	7 590	45
- dividends and share in profit		
- repayment of long term loans granted		
- interest		
- other inflow from financial assets		
b) in other entities	483 147	1 354 299
- the disposal of financial assets	483 015	1 353 887
- dividends and share in profit		2
- repayment of long term loans granted		
- interest	114	404
- other inflow from financial assets	18	6
4. Other investment inflow	1 098	
II. Outflow	(639 068)	(1 797 180)
1. The purchase of intangible assets and tangible fixed assets	(159 651)	(343 976)
2. Investments in real estate and intangible assets	(10 706)	
3. For financial assets, of which:	(462 066)	(1 369 462)
a) in related entities	(1)	(16 211)
- the acquisition of financial assets	(1)	(16 211)
- long term loans granted		
b) in other entities	(462 065)	(1 353 251)
- the acquisition of financial assets	(462 065)	(1 353 251)
- long term loans granted		
4. Dividends and other share in profits paid to minorities		
5. Other investment outflow	(6 645)	(83 742)
III. Net cash flow from investing activities (I-II)	(145 966)	(439 879)
C. Cash flow from financing activities		
I. Inflow	312 594	1 086 293
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital	497	
2. Credit and loans	312 097	1 086 281
3. The issuance of debt securities		
4. Other financial inflow		12

II. Outflow	(154 373)	(597 387)
1. The acquisition of own shares		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of credit and loans	(124 332)	(579 440)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements		
8. Interest	(30 041)	(17 947)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	**158 221**	**488 906**
D. Total net cash flow(A.III+/-B.III+/-C.III)	**(8 725)**	**67 929**
E. Change in balance sheet total of cash and cash equivalents, of which:	**(8 725)**	**67 929**
- change in cash and cash equivalents due to exchange rate differences	183	(523)
F. Cash and cash equivalents - beginning of the period	**136 582**	**178 762**
G. Cash and cash equivalents - end of the period (F+/-D), of which:	**127 857**	**246 691**
- including those having limited rights of disposal	3 233	

ADDITIONAL INFORMATION TO THE CONSOLIDATED QUARTERLY REPORT FOR THE FIRST QUARTER OF 2002 – PURSUANT TO § 61 SECTION 7, IN CONNECTION WITH SECTION 4, OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

I. METHODOLOGY APPLIED IN PREPARING THIS REPORT.

1. Introduction

KGHM Polska Miedź S.A., the dominant entity of a Capital Group, fully consolidated 26 subsidiary entities at the end of the current quarter. Six other entities were valued by the equity method.
In the current period the subsidiary TUW Cuprum was valued by the equity method, while the associated entity Cuprum Bank S.A. was sold outside the Group.
In addition, the consolidated financial report did not apply the equity method of valuation to indirectly associated entities, whose financial data was insignificant from the point of view of an honest presentation of the assets, finances and financial result of the report.
Below is financial data of indirectly associated entities which were not valued by the equity method.

in '000 PLN

Name of company	Total assets	Percentage share in total assets of issuer	Net revenues from the sale of goods and products, together with income from financial operations	Percentage share in revenues of issuer
Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	283	0.0036	379	0.0277
Przedsiębiorstwo Handlowe "Mercus Plus" Sp. z o.o.	5 992	0.0756	1 096	0.0801
Przedsiębiorstwo Handlowo-Usługowe "Mercus-Bis" Sp. z o.o.	2 189	0.0276	888	0.0649
Przedsiębiorstwo Handlowo Usługowe Lubinpex Sp. z o.o.	9 680	0.1221	8 168	0.5972

2. Accounting principles.

The financial data presented in this quarterly report for the current period and comparable prior period were prepared based on principles for the balance sheet date valuation and measurement of financial results. As of 1 January 2002 the entities of the Capital Group have applied changes to their accounting principles arising from those made to the Accounting law dated 29 September 1994.

The most important of these changes relate to:

1) in fixed assets
- the transfer of perpetual usufruct rights to land and of rights to residential and business premises, to tangible fixed assets,
- the recognition of financial fixed assets under long term investments,
- the recognition in fixed assets of tax assets arising from temporary differences in income tax, and
- the separation of long term prepayments from prepayments, to be written off in a period over 12 months from the balance sheet date,

2) in current assets
- the recognition of long term trade debtors under current assets,
- the recognition under short term investments of shares held for trading, other short term securities, short term loans granted and other short term assets, including interest charged and derivative instruments having a positive fair value, as well as cash resources and other cash assets: cheques, bills of trade, bills, bank accounts and similar assets,

3) in shareholders' funds
- the accounting and settlement of the effects of market valuation of fixed assets adjusted by the provision created for deferred income tax,
- the charging to undistributed profit of prior years of the effects of changes in accounting principles and of basic errors,
- the settlement in the current financial result of surplus unrealised positive exchange rate differences over negative,

4) under provisions for liabilities, the recognition of the provision for deferred income tax separate from tax assets,
5) under financial liabilities, the recognition of derivative instruments having a negative fair value,
6) under deferred income, the recognition of fixed assets, fixed assets under construction and intangible assets obtained without cost, including as a donation,
7) under net revenue from sales and selling costs, the Company includes excise tax. The amount of this tax has no significant impact on the level of these items.

Significant changes in the principles of valuation relate to:

1) the valuation of production inventories at the level of direct costs and the justifiable part of indirect costs, i.e. costs reflecting normal exploitation of production capacity,
2) the setting of exchange rates in accordance with buy rates, for the valuation of assets, and with sell rates, for the valuation of liabilities,

The effects of changes in principles for the documentation of surplus unrealised positive exchange rate differences over negative and of changes in principles for the setting of appropriate exchange rates for the valuation of assets and liabilities, adjusted by the provision for income tax and the tax asset which arose due to this, were charged as at the restated balance sheet date to undistributed profit from prior years.

In addition, beginning from 1 January 2002 the dominant entity has made the following changes:

- a review of fixed assets depreciation rates, in particular, applying depreciation periods for those fixed assets which will be utilised until the liquidation of particular mining areas to

changes in the estimated schedule of mine liquidation. As a result of these changes the financial result in the current quarter was increased by appx. PLN 6 500 thousand,

- short term provisions have ceased to be created for accruals respecting planned maintenance costs. In this regard the financial result in the current quarter was larger in comparison to the prior period by PLN 11 400 thousand,
- short term USD-denominated credit has been drawn, which is treated as an instrument to hedge future cash flows from the sale of products (copper), the setting of whose price is based on the USD exchange rate. The valuation of this instrument is presented in shareholders' funds in the net amount of PLN 26 203 thousand.

Other accounting principles and revaluations are in accordance with those in the annual report SARS-2001, published on 26 April 2002.

Data for the comparable prior year period were restated to meet accounting principles in force in the year 2002.

3. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the current quarter, the rate of 3.6125
- for the calculation of assets and capital as at 31 March 2002, the rate of 3.6036,
- for the calculation of turnover, financial results and cash flow for the comparative quarter, the rate of 3.7240
- for the calculation of assets and capital as at 31 March 2001, the rate of 3.6170

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND WRITE-OFFS REVALUING ASSETS.

1. Provisions for future expenses and liabilities.

In the current quarter the entities of the Capital Group created or revalued provisions for the following future expenses and liabilities:

- for mine closure costs in the dominant entity — PLN 7 189 thousand
- for future liabilities towards employees with respect to retirement-disability rights, jubilee awards and coal-equivalent payments. Revaluation in the dominant entity — PLN 4 336 thousand
  Simultaneously the provision for the above liability was released, after revaluation by an actuary — PLN 5 643 thousand
- for future liabilities toward the State budget in the dominant entity after a tax audit for the year 2000 due to additional VAT tax together with penalties and the tax on persons, together with interest related to these additional tax charges and interest on additional income tax covered by the provision for deferred tax — PLN 6 387 thousand
  This matter remains under appeal.
- provision for maintaining production capacity in a period of anticipated permanent reduction in production — PLN 2 852 thousand
- short term liabilities for accruals due to wages together with related charges, paid in the second half of the year and after approval of the financial report for 2002 — PLN 70 066 thousand

2. Deferred income tax provision, tax asset

Due to temporary differences in income tax in entities of the Capital Group and to an additional income tax charge for the year 2000 in the dominant entity following a tax audit, the provisions for deferred income tax and for the tax asset were revalued in the current quarter.

In the provision for income tax there was an increase of	PLN 22 982 thousand
which was charged to:	
the financial result	PLN 21 430 thousand
and to shareholders' funds	PLN 1 552 thousand
The tax asset increased by	PLN 46 660 thousand
which was settled in:	
the financial result	PLN 35 572 thousand
and to shareholders' funds	PLN 11 088 thousand

3. Revaluation of assets

At the end of the current quarter there was a revaluation of current assets and liabilities.
The results of this revaluation were charged either to the current financial result or to shareholders' funds.

The financial result was decreased by a write-off revaluing debtors qualified as doubtful debtors or as debtors questioned by debtors, together with interest PLN 662 thousand

Due to valuation of derivative instruments related to open commercial and hedging transactions to their fair value in an amount reflecting the ineffective part of the hedge, carried out in the dominant entity - the financial result was increased by PLN 33 751 thousand

Due to the revaluation of open cash flow hedging transactions in an amount reflecting the effective part of the hedge, after adjustment for settlement of these transactions and adjustment for the tax asset, shareholders' funds were charged by PLN 28 490 thousand

including for credit drawn in USD PLN 26 203 thousand

III. LIST OF ACHIEVEMENTS OR FAILURES OF THE CAPITAL GROUP DURING THE FIRST QUARTER OF 2002 AND IN THE PERIOD FROM THE DATE OF PREPARATION OF THE CONSOLIDATED REPORT TO THE DATE OF ITS PUBLICATION, TOGETHER WITH A LIST OF THE MOST IMPORTANT RELATED EVENTS.

1. Investment in entities related to KGHM Polska Miedź S.A.

During the period covered by this report the following investments in subordinated entities were made:

- On 28 March 2002 KGHM Polska Miedź S.A. paid PLN 11 000 thousand to Telefonia Dialog S.A. to cover required payments to share capital. As at the date of preparation of this report the amount of PLN 185 000 thousand remained to be paid towards share capital, which will be regulated by KGHM Polska Miedź S.A. by the end of 2002.

- On 19 March 2002 an increase in share capital was registered for the company Energetyka sp. z o.o. with registered head office in Lubin. The capital of Energetyka sp. z o.o. was increased by PLN 546 thousand. All shares in the increased capital were obtained by KGHM Polska Miedź

S.A., covered by a non-cash contribution valued at PLN 546 thousand and by cash in the amount of PLN 0.1 thousand. The net value of assets transferred in the form of a contribution in kind in the accounts of KGHM Polska Miedź S.A. on the date of transfer amounted to PLN 441 thousand. The share capital of Energetyka sp. z o.o. following registration amounts to PLN 63 265 thousand and is divided into 632 646 shares with a value of PLN 100 each. 100% of the shares are owned by KGHM Polska Miedź S.A.

- On 25 March 2002 a change was registered in the amount and structure of share capital of the company Walcownia Metali Nieżelaznych Sp. z o.o. with registered head office in Gliwice. The capital of Walcownia Metali Nieżelaznych Sp. z o.o. was increased by PLN 791 thousand through the creation of 7 911 shares. KGHM Metale S.A. obtained 3 093 shares, covered by a non-cash contribution in kind (debt due to KGHM Metale SA from Odlewnia Metali Nieżelaznych Sp. z o.o. in Gliwice) of PLN 309 thousand. The book value of the assets transferred in the form of a non-cash contribution in kind in the accounts of KGHM Metale SA amounted to PLN 309 thousand. The share capital of Walcownia Metali Nieżelaznych Sp. z o.o. following registration amounts to PLN 36 914 thousand and is divided into 369 142 shares of PLN 100 each. The ownership structure following registration is as follows: KGHM Metale SA – 63.51%, WM "Łabędy" SA – 30.51%, the law office "TDS" – 4.06%, The Gmina of Gliwice – 1.92%.

- On 7 January 2002 an increase in share capital was registered for DKE Spółka z o.o. of PLN 380 thousand. DSI S.A. surrendered its right of first refusal for the new shares to SITA POLSKA Sp. z o.o. Following registration the stake of DSI S.A. in the capital of this company fell from 100% to 50.33%. The capital obtained was covered by cash.

- On 15 February 2002 the second cash instalment was paid towards acquisition of shares in Agrea Lubin S.A. in the amount of PLN 1 313 thousand. Total value of the equity commitment in DSI S.A is PLN 7 000 thousand. As at the date of preparation of this report registration of the acquisition of these shares had not yet been made.

- In January 2002 DSI S.A. granted a repayable increase in share capital to DKE Spółka z o.o. of PLN 503 thousand. The total amount of this repayable increase amounts to PLN 1 000 thousand (this repayable increase was granted following registration of the increase)

2. The sale of shares of a KGHM Polska Miedź S.A. associated entity

On 26 March 2002, KGHM Polska Miedź S.A. transferred its ownership of 5 234 shares of Cuprum Bank S.A., having a nominal value of PLN 1000 each, to the company Dominet Spółka Akcyjna with its registered head office in Piaseczno. The sale of these shares was done based on a sales agreement signed on 18 September 2001. The assets sold represent 26.2% of the share capital and grant the right to 29.3% of the votes on the General Meeting. The book value of the above-mentioned shares in the accounts of KGHM Polska Miedź S.A. amounts to PLN 5 234 thousand. The total sale price of these shares amounts to PLN 7 599 thousand. Following this transaction, KGHM Polska Miedź S.A. owns no shares of Cuprum Bank S.A.

3. Reductions in share capital of entities related to KGHM Polska Miedź S.A.

- On 3 January 2002 the Management Board of the subsidiary KGHM Metraco Sp. z o.o. passed a resolution on the redemption through a reduction in share capital of 20 shares, having a nominal value of PLN 250 each. The value of this reduction in capital is PLN 5 thousand. The capital recovered from this redemption of shares in the amount of PLN 26 thousand,

representing the net assets of the shares as at 31 December 2001, will be paid from reserve capital.

- On 24 April 2002 the General Meeting of KGHM Metraco Sp. z o.o. passed a resolution on reducing the capital of the company through the redemption of 400 shares belonging to minority shareholders have a total value of PLN 200 thousand. Following registration of this decrease the stake of KGHM Polska Miedź S.A. in the capital of this company increased to 98.96%.

4. Other events which occurred during the period covered by this report

- in January 2002 DIALOG S.A. received a decision of the Minister of Infrastructure on extending until 30 June 2002 the deadline for payment of instalments on the licensing fee in the total amount of EUR 40 550 thousand. The total amount of the extension fee is PLN 13 400 thousand

- By a decision of the General Meeting of the subsidiary entity KGHM Metraco Sp. z o.o. dated 1 January 2002, a merger was carried out of two units belonging to one shareholder. The nominal value of one share will be PLN 500.

- On 29 March 2002 Telefonia Dialog SA received a permit by the Telecommunications Regulatory Office to provide the full range of telecommunications services arising from its activities as a public fixed-line operator. This permit is valid within the territory of the Republic of Poland, and is granted for a period of 25 years.

- Currently, the Treasury Ministry is developing a plan for the creation of a so-called National Telecommunications Group. Telefonia Dialog, with its know-how, experience and strategy for growth is an excellent prospect for consolidation with other telecommunications entities. Concrete proposals in this regard are expected in the second half of 2002.

- In the first quarter of 2002 a tender was made towards selected investment banks, aimed at achieving a passive investor for Telefonia Dialog S.A. Although talks are currently being held with potential investors, it is too early as yet to provide any details.

- On 6 May 2002 the Management Board of ZM Legmet Sp. z o.o. passed a resolution announcing its intention of merging the company with DFM Zanam Sp. z o.o. The owner of both companies is DSI S.A.

- On 5 April a Letter of Intent was signed between DSI S.A. and PHZ Bumar Sp. z o.o. and with Mr. Ryszard Dimmich, a co-owner of Fadroma Development Sp. z o.o. The intention of the parties is to consolidate the sector of Polish producers of machinery applied in mining and construction through the creation of a single entity, based on the assets of those companies belonging to the signatories of this Letter, i.e. DFM Zanam Sp. z o.o., ZM Legmet Sp. z o.o. and Fadroma Development. Sp. z o.o.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN ATYPICAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS.

1. Financial result

The consolidated financial result for the current period is a profit in the amount of PLN 2 940 thousand.
This profit is comprised of:

• the result of the dominant entity – a profit of	PLN 59 670 thousand
• individual results of subsidiaries – an excess of losses over profits	(PLN 51 686 thousand)
of which for Telefonia Dialog S.A. – a loss of	(PLN47 344 thousand)
• share in the results of entities valued by the equity method - a profit of	PLN 1 673 thousand
• consolidation adjustments of the result	(PLN 6 717 thousand)
of which:	
- write-off of reserve capital	PLN 364 thousand
- share of minority shareholders in the results	(PLN 321 thousand)
- dividends paid in the Group	(PLN 3 143 thousand)
- result of sale of associated entity	(PLN 4 069 thousand)
- exchange rate differences from conversion	PLN 3 531 thousand
- adjustment to interest on bonds of the Group accounted for under to fixed assets under construction	(PLN 4 696 thousand)
- adjustment to profits on unrealised sales	PLN 1 227 thousand
- profit from transfer of assets within the Group	(PLN 547 thousand)
- other adjustments	PLN 937 thousand

2. Revenues and costs of operating activities

Within the structure of revenues from sales over 80% represents the sale of copper, silver and copper products. Export represents around 60% of revenues of the Capital Group. This means that the level of revenues in the consolidated profit and loss account was dependent on copper and silver prices on the market and on the PLN/USD exchange rate. Likewise the level of costs in the current period were to a large extent dependent on the costs of production in the core business of the Capital Group.

3. Other operating activities

The result on other operating activities in the current quarter was a loss of PLN 7 675 thousand, which was impacted by the excess of provisions created over released (as described above)

4. Financial activities

The level of financial turnover is impacted by the revaluation of investments, in particular derivative instruments in the dominant entity and interest connected with the servicing of credit in entities of the Capital Group.

V. LIST OF EVENTS WHICH OCCURRED AFTER 31 MARCH 2002 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE CAPITAL GROUP

1. On 12 April 2002 KGHM Polska Miedź S.A. received a signed and accepted annex, dated 11 April 2002, to the Two-Currency Revolving Syndicated Credit agreement dated 19 December 2001 for credit in the amount of PLN 915 mln in the PLN tranche and USD 43.5 mln in the USD tranche organised for KGHM Polska Miedź S.A. by a consortium of banks - with Bank PEKAO S.A. and PKO Bank Polski S.A. as organisers and BRE Bank S.A., BIG Bank Gdański S.A., Bank Zachodni WBK S.A. and Kredyt Bank S.A. These changes come into force as of 1 April 2002. The fee for altering the conditions of this credit agreement is 100 thousand USD. The credit margin was altered from 0.80% during the first six months and 1.00% thereafter, to a margin ranging from 1.00% - 1.50% from 1 April 2002, depending on the level of financial

ratios. In addition the credit agreement dated 19 December 2001 is altered by the addition of new paragraphs having the following wording: - should KGHM Polska Miedź S.A. sell any shares of Polkomtel S.A., it is obligated to immediately apply the proceeds from such a sale towards repayment of the loan. The Company may likewise apply said proceeds towards repayment of other bank loans, should such other banks demand such a payment.

2. On 17 April 2002 a transaction was carried out between KGHM Polska Miedź S.A. and Telefonia Dialog S.A. (a subsidiary of the Company) for the purchase of 135 bearer bonds of Telefonia Dialog S.A. with a maturity of 30 September 2002 and a value of USD 13.5 mln. These bonds bear an interest rate of LIBOR + 0.8%. As at 17 April 2002 KGHM Polska Miedź S.A. had purchased a total of 335 bonds of Telefonia Dialog S.A. denominated in USD for an amount of USD 33.5 mln. The purchase of these bonds was financed by the Company through credit drawn from the Two-Currency Revolving Line of Syndicated Credit of PLN 915 mln and USD 43.5 mln entered into on 19 December 2001 between KGHM Polska Miedź S.A. and Bank PEKAO S.A. and with the other banks comprising the consortium.
3. On 17 April 2002 KGHM Polska Miedź S.A. and the municipalities (gminas) of Polkowice and Grębocice signed an agreement relating to co-operation with respect to enabling the Company to expand the tailings pond "Żelazny Most" and with respect of development of the technical, economic and social infrastructure of these municipalities. The agreements which were signed, together with the agreement signed in December 2000 with the municipality of Rudna, enable the Company to obtain the requisite administrative decisions for expansion of the tailings pond "Żelazny Most" up to a capacity of 700 mln m3, which means an extension of its operational life by at least 20 years. As a result of the signing of these agreements, principles were established for the return to the Company of an overpayment in taxation on underground mining works, paid to the municipality of Polkowice. As part of its co-operation with these municipalities, The Company will make a one-off payment to the municipality of Grębocice of PLN 4 mln, followed over the next 15 years by an amount equivalent to EUR 375 thousand. With respect to the municipality of Polkowice, the Company has written off the interest accruing to the overpayment in taxation on underground mining works up to the date the agreement was signed, while the overpayment of appx. PLN 50 mln will be treated as a prepayment on current and future tax liabilities towards the municipality. With respect to the regulation of overpayments, it has been agreed that such overpayments will bear an interest rate 1/4th that of the prevailing rate for interest on tax creditors, payable by the municipality of Polkowice to the end of each year.
4. As at the date of preparation of the consolidated report for the first quarter of 2002 registration of the increase in the share capital of the indirect subsidiary PeBeKa S.A. in the National Court of Registrations had not yet been done. The value of the cash payment for acquisition of the additional shares by the single owner, the subsidiary DSI S.A., is PLN 4 000.0 thousand.
5. As at the date of preparation of the consolidated report for the first quarter of 2002 registration of the acquisition of shares in the indirect subsidiary Agrea Lubin S.A. in the National Court of Registrations had not yet been done. The value of the cash payment for acquisition of shares in the newly-established entity by DSI S.A. amounts to PLN 7 000 thousand.
6. On 15 May 2002 a transaction was entered into between KGHM Polska Miedź S.A. and Telefonia Dialog S.A. (a subsidiary of the Company) for the purchase of 50 ordinary bonds of Telefonia Dialog S.A. having a maturity of 30 September 2002 and a value of USD 5 million (the equivalent of PLN 20.6 million).The bonds bear an interest rate of LIBOR + 1.2 %.The purchase of these bonds was financed by the Company with funds drawn from the Two-Currency Revolving Line of Syndicated Credit of PLN 915 million and USD 43.5 million, entered into on 19 December 2001 between KGHM Polska Miedź S.A. and Bank Polska Kasa Opieki S.A., as well as other banks comprising the consortium

EXEMPTION NUMBER: 82 4639

VI. POSITION OF THE MANAGEMENT BOARD WITH RESPECT TO THE POSSIBILITY OF ACHIEVING PREVIOUSLY-PUBLISHED FORECASTS OF RESULTS FOR THE YEAR 2002, IN LIGHT OF THE RESULTS PRESENTED IN THIS CONSOLIDATED QUARTERLY REPORT RELATIVE TO FORECAST RESULTS

The Management Board of KGHM Polska Miedź S.A. has not published a forecast with respect to the financial results of the Capital Group. Forecasts which are published relate solely to the dominant entity. Information in this regard may be found in the quarterly report of KGHM Polska Miedź S.A. published on 6 May 2002.

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING OF THE DOMINANT ENTITY AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES.

Shareholder	Shares held on 31 December 2001 (same number of votes)	Percentage share capital held on 31 December 2001 (same number of votes at General Meeting)	Shares held on 31 March 2002 (same number of votes)	Percentage share capital held on 31 March 2002 (same number of votes at General Meeting)
State Treasury	88 567 589	44.28%	88 567 589	44.28%
Bankers Trust Company* (depositary bank in the depositary receipt program)	30 912 154	15.46%	29 642 160	14.82%
Powszechna Kasa Oszczędności Bank Polski S.A.	10 750 922	5.38%	10 750 922	5.38%

* change in name from 15 April 2002 to Deutsche Bank Trust Company Americas.

After the balance sheet date the dominant entity was informed that Bankers Trust Company had reduced its ownership of the share capital of the Company, and on 4 April 2002 owned 29 342 160 shares of KGHM Polska Miedź S.A., representing 14.67 % of the share capital and the equivalent number of votes on the General Meeting.

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE DOMINANT ENTITY OR OF RIGHTS TO THEM (OPTIONS) IN THE 1ST QUARTER OF 2002 BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE DOMINANT ENTITY.

Position / function	First name, surname	Shares held as at 31 December 2001	Shares bought in Q1 2002	Shares sold in Q1 2002	Shares held as at 31 March 2002
President of the Management Board	Stanisław Speczik	0	0	0	0
Vice President of the Management Board	Stanisław Siewierski	8455	0	0	8455
Vice President of the Management Board	Witold Bugajski	505	0	0	505
Vice President of the Management Board	Grzegorz Kubacki	710	0	0	710
Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Chairman of the Supervisory Board	Bohdan Kaczmarek	0	0	0	0
Vice Chairman of the Supervisory Board	Jerzy Markowski	2629	0	0	2629
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Witold Koziński	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Marek Wierzbowski	519	no data	no data	no data

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION.

The total value of liabilities and debtors arising in connection with on-going proceedings in the first quarter of 2002, (i.e. to 31 March 2002) before the public courts, bodies appropriate for arbitration proceedings and administrative bodies of KGHM Polska Miedź S.A. and its subsidiaries, amounts to PLN 729 760 thousand.

1. The total value of proceedings with respect to debtors amounts to PLN 559 430 thousand. The largest proceedings in this group are:

   1) An appeal by KGHM Polska Miedź S.A. of a decision by the Treasury Office in Legnica dated 6 July 1998 in the matter of a payment from profit for the year 1996 in the amount of PLN 23 877 thousand. On 21 February 2002 this decision was overturned by the Supreme Administrative Court. The dominant entity had not yet obtained the new decision of the tax authorities by the end of the first quarter.

   2) A petition by KGHM Polska Miedź S.A. relating to compensatory claims due to improper execution of a licensing agreement dated 7 January 1997 with Colmet International Ltd., sent to the Regional Court for Warszawa Praga, Section I (Civil Cases) in Warsaw dated 30 November 2001, and to a summons for compensation against:
   - Krzysztof Pochrzęst,
   - Colmet International Ltd., and
   - Jofa Lumana Kazadi.

   The monetary value of this matter has been set by the Company at PLN 386 599 thousand.
   KGHM Polska Miedź S.A. has estimated this to be the amount of the financial consequences arising from the failure to properly execute the licensing agreement, which comprises costs to

be incurred and potential liabilities. This petition continues to be the subject of compensatory proceedings before the Court.

2. The total value of proceedings with respect to liabilities represents an amount of PLN 170 331 thousand.

The largest proceedings in this group concern the dispute involving copper ore mining fees, in that part relating to silver, and valued at PLN 90 000 thousand (this being six issues combined for the purposes of a single resolution). The disputing party is the Regional Prosecutor in Legnica, who appealed the decision of the Minister of Environmental Protection, Natural Resources and Forestry. The six issues in these proceedings were initiated on 29 January 1999 (two), 2 February 1999, 11 March 1999, 18 May 1999 and 9 July 1999. The Supreme Administrative Court, in a ruling dated 15 February 2000, dismissed the appeal of the Regional Prosecutor in Legnica. The result of this extraordinary appeal was sent by the General Prosecutor to the Supreme Court. The Supreme Court, by a ruling dated 18 January 2002, overturned the decision of the Supreme Administrative Court and ordered the matter to be re-heard by the Supreme Administrative Court. The date set for the new hearing is 16 May 2002. KGHM Polska Miedź S.A. in each case is seeking dismissal of the appeal, as silver cannot be treated as being subject to mining fees. KGHM Polska Miedź S.A., in accordance with geological documentation and licensing, is involved in the mining of a mineral deposit - copper ore – which alone may be subjected to a mining fee. Silver is a trace element which is found together with copper, and is not subject to a 10% mining fee.

X. INFORMATION ON TRANSACTIONS ENTERED INTO BY KGHM POLSKA MIEDŹ S.A. OR A SUBSIDIARY WITH RELATED ENTITIES WITHIN THE FINANCIAL YEAR, WHICH ARE NOT TYPICAL TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM THE CURRENT OPERATING ACTIVITIES OF KGHM POLSKA MIEDŹ S.A. OR A SUBSIDIARY, BUT WHOSE VALUE EXCEEDS THE PLN-EXPRESSED EQUIVALENT OF EUR 500 000.

1. Transactions entered into between Fundusz Inwestycji Kapitałowych KGHM Metale SA (a subsidiary of KGHM Polska Miedź S.A.) and Warszawska Fabryka Platerów "Hefra" SA (a subsidiary of KGHM Metale S.A.), relating to the purchase by KGHM Metale S.A. of bearer bonds issued by WFP „Hefra" S.A. in the amount of PLN 2 300 thousand and the redemption by WFP „Hefra" S.A. of bonds in the amount of PLN 10 500 thousand. The total value of transactions (excluding typical and routine transactions arising from current operations) entered into between these entities during the period 1 January 2002 – 31 March 2002 amounts to PLN 12 800 thousand.
   The highest-value transaction was entered into on 20 February 2002 and relates to the redemption of bonds issued by WFP „Hefra" S.A. and purchased by KGHM Metale S.A. on 20 November 2001 for the nominal value of PLN 2 500 thousand. The purchase price was PLN 2 405 thousand and the interest rate WIBOR 3M +1.3%

2. Transactions entered into between KGHM Polska Miedź S.A. and Telefonia DIALOG SA (a subsidiary of KGHM Polska Miedź S.A.) relating to the purchase of bonds issued by Telefonia DIALOG S.A.:

Date of issue:	Maturity:	Amount of issue:	Purchase price (PLN):
10 Jan 2002	10 July 2002	5 000 thousand USD	PLN 19 667.6 thousand
28 Jan 2002	28 July 2002	5 000 thousand USD	PLN 20 687.5 thousand
7 Feb 2002	10 July 2002	10 000 thousand USD	PLN 42 067.5 thousand

EXEMPTION NUMBER: 82 4639

The total value of transactions (excluding typical and routine transactions arising from current operations) entered into between these entities during the period 1 January 2002 – 31 March 2002 amounts to USD 20 000 thousand (PLN 82 423 thousand). The highest-value transaction was entered into on 7 February 2002 and relates to the purchase by KGHM Polska Miedź S.A. of bonds issued by Telefonia DIALOG SA in the amount of USD 10 000 thousand (purchase price PLN 42 067.5 thousand) with a maturity of 10 July 2002; interest: 1 month LIBOR increased by 0.8 % of the margin. These bonds were financed by credit drawn on 19 December 2001 by KGHM Polska Miedź S.A. from a consortium of banks.

XI. INFORMATION ON THE GRANTING BY KGHM POLSKA MIEDŹ S.A. OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF THE DOMINANT ENTITY

During the period from 1 January to 31 March 2002 neither KGHM Polska Miedź S.A. nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' capital of KGHM Polska Miedź S.A.

XII. OTHER INFORMATION IMPORTANT FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT AND ANY CHANGES THERETO, AND OF INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY OF THE CAPITAL GROUP TO MEET ITS LIABILITIES

Under off-balance sheet liabilities, liabilities towards the State budget by the dominant entity have been shown in the amount of PLN 50 482 thousand as the result of a tax audit for the year 2000. In accordance with tax regulations, the Company is appealing the above items

XIII. LIST OF FACTORS WHICH WILL HAVE AN IMPACT ON THE FINANCIAL RESULTS OF THE CAPITAL GROUP ACHIEVED, AT THE LEAST IN THE COMING QUARTER

As the dominant entity has the greatest impact on the Capital Group, significant factors which impact the results of the Capital Group are:

- copper and silver prices on metals markets,
- the USD exchange rate, and
- electrolytic copper production costs in the dominant entity.

In addition, in the near future there may be a significant impact on the financial result of the Capital Group arising from employee claims relating to the „payment of an annual bonus for 2001" in the dominant entity and from the high level of debt.
A significant impact on the results of the Capital Group will arise from the losses incurred by Telefonia Dialog S.A.

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

WICEPREZES ZARZĄDU
Grzegorz Kubacki

p.o. GŁÓWNY KSIĘGOWY
Zenon Sabiniok